Exhibit 16

                        [ERNST & YOUNG LLP'S LETTERHEAD]

September 13, 1999


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Gentlemen:

We have read Item 4 of Form 8-K of Warrantech Corporation filed on August 27, 1999. We have no basis to agree or disagree with the statements in paragraphs
(a) (1) (i) and (iii). We agree with the statement in paragraph (a) (1) (ii). With respect to paragraph (a) (1) (iv), we agree with the statement in the first paragraph and with respect to (a) (1) (iv) (A) (B) and (C), (v) and (a) (2), we have the following comments:

1. With respect to the first paragraph of (A) on page 2, we informed Warrantech that Ernst & Young LLP (E&Y) believes that the revenue recognition method provided for in Technical Bulletin No. 90-1 (TB 90-1) is required for that portion of Warrantech's business where Warrantech is the obligor and is performing the administrative services.

     The revenue recognition issue referred to above was discussed at a meeting with senior executives of Warrantech on June 18, 1999. Subsequent to this meeting and up to the extended due date of the Form 10-K (July 14, 1999), we were not able to obtain adequate information to resolve our concerns relative to this issue. Warrantech elected not to file its Form 10-K within the extended due date.

2. With respect to the first and second paragraphs under the heading "Background" on page 3, we have no basis to comment as to the basis of conclusions of the various written correspondence and oral discussions cited in this section. However, we believe that the memos, correspondence and other documentation made available to us, including but not limited to a SAS 50 letter from another accounting firm that was submitted to the SEC, are not inconsistent with our conclusion since Warrantech was described as not being the primary obligor in such documentation. The SAS 50 letter stated that "the Company is not a party to the insurance contract between the retailer and the insurance carrier". We are not aware of either the SEC or FASB staff addressing at that time the issue of the applicability of TB 90-1 in situations where Warrantech was the primary obligor as well as the administrator.

3. With respect to the seventh paragraph under the heading "Anticipated Impact of Changing the Registrant's Revenue Recognition Policy" on page 9, we take exception to the statement that E&Y was unwilling to discuss further the issue with the Registrant. As recently as August 12, 1999, we provided comments on Warrantech-prepared documents that they informed us they would submit to the FASB.

4. With respect to the ninth paragraph under the heading "Anticipated Impact of Changing the Registrant's Revenue Recognition Policy" on page 9, the statement that E&Y would not accept the position of the FASB is incomplete. At a July 26, 1999 Audit Committee meeting, we informed the Audit Committee that, even if the FASB Staff determined that Warrantech's revenue recognition policy was supportable, we would expect that Warrantech would review such accounting with the Staff of the SEC prior to filing its Form 10-K.

5. With respect to the first paragraph of paragraph (a) (1) (v) on page 10, the date of the Audit Committee meeting was July 26, 1999.

6.   With respect to other  information  included under (a) (1) (iv) (A) (B) and
     (C), (v) and (a) (2) on pages 2 through 11, we either have no basis or no reason to comment.



                                                       s/ Ernst & Young LLP